SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. ___)*

Charge Enterprises, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

159610104

(CUSIP Number)

Arena Investors, LP

2500 Westchester Ave., Suite 401

Purchase, NY 10577

Attention: Lawrence Cutler

Telephone: (212) 612-3205

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 21, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 159610104

1.	Names of Reporting Persons

Arena Investors, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

AF, OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	21,574,039
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	21,574,039
	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

21,574,0391

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

9.99%1

14.	Type of Reporting Person (See Instructions)

PN

1 This information is given as of the close of business on August 18, 2023, the business day prior to the filing date of this Schedule 13D, and gives effect to beneficial ownership limitations contained in the Issuer’s derivative securities as described in Item 5 hereof.

Page 2 of 17 pages

 CUSIP No. 159610104

1.	Names of Reporting Persons

Arena Investors GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

AF, OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	21,574,039
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	21,574,039
	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

21,574,0391

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

9.99%1

14.	Type of Reporting Person (See Instructions)

OO

Page 3 of 17 pages

 CUSIP No. 159610104

1.	Names of Reporting Persons

Arena Finance Markets, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	1,870,736
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	1,870,736
	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,870,7361

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

0.9%1

14.	Type of Reporting Person (See Instructions)

PN

Page 4 of 17 pages

CUSIP No. 159610104

1.	Names of Reporting Persons

Arena Finance Markets GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐

(b)  ☒

3.	SEC Use Only

4.	Source of Funds

AF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	1,870,736
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	1,870,736
	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,870,7361

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

0.9%1

14.	Type of Reporting Person (See Instructions)

OO

Page 5 of 17 pages

CUSIP No. 159610104

1.	Names of Reporting Persons

Arena Special Opportunities Fund LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	4,828,508
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	4,828,508
	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,828,5081

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

2.2%1

14.	Type of Reporting Person (See Instructions)

PN

Page 6 of 17 pages

CUSIP No. 159610104

1.	Names of Reporting Persons

Arena Special Opportunities Fund (Onshore) GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐

(b)  ☒

3.	SEC Use Only

4.	Source of Funds

AF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	4,828,508
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	4,828,508
	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,828,5081

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

2.2%1

14.	Type of Reporting Person (See Instructions)

OO

Page 7 of 17 pages

CUSIP No. 159610104

1.	Names of Reporting Persons

Arena Special Opportunities Partners I, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐

(b)  ☒

3.	SEC Use Only

4.	Source of Funds

WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	7,134,587
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	7,134,587
	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

7,134,5871

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

3.3%1

14.	Type of Reporting Person (See Instructions)

PN

Page 8 of 17 pages

CUSIP No. 159610104

1.	Names of Reporting Persons

Arena Special Opportunities Partners (Onshore) GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

AF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	7,134,587
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	7,134,587
	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

7,134,5871

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

3.3%1

14.	Type of Reporting Person (See Instructions)

OO

Page 9 of 17 pages

CUSIP No. 159610104

1.	Names of Reporting Persons

Arena Structured Private Investments (Cayman), LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	971,811
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	971,811
	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

971,8111

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

0.5%1

14.	Type of Reporting Person (See Instructions)

OO

Page 10 of 17 pages

ITEM 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this “Statement” or this “Schedule 13D”) relates is the Common Stock, $0.0001 par value per share (the “Common Stock”), of Charge Enterprises, Inc. (the “Issuer”), with its principal executive offices located at 125 Park Avenue, 25th Floor, New York, NY 10017.

ITEM 2.	Identity and Background.

(a)-(c) and (f) This Schedule 13D is filed by the following (the “Reporting Persons”):

(i)	Arena Investors, LP (the “Investment Manager”), who serves as investment manager to the Funds (defined below);

(ii)	Arena Investors GP, LLC, who serves as the general partner of the Investment Manager (the “IM General Partner”);

(iii)	Arena Finance Markets, LP (“AFM”);

(iv)	Arena Finance Markets GP, LLC, who serves as the general partner of AFM (the “AFM General Partner”);

(v)	Arena Special Opportunities Fund, LP (“ASOF”);

(vi)	Arena Special Opportunities Fund (Onshore) GP, LLC, who serves as the general partner of ASOF (the “ASOF General Partner”);

(vii)	Arena Special Opportunities Partners I, LP (“ASOPI”);

(viii)	Arena Special Opportunities Partners (Onshore) GP, LLC, who serves as the general partner of ASOPI (the “ASOPI General Partner”, and together with the IM General Partner, the AFM General Partner and the ASOF General Partner, the “General Partners”); and

(ix)	Arena Structured Private Investments (Cayman), LLC (“ASPI”, and together with AFM, ASOF and ASOPI, the “Funds”).

The Funds are private investment vehicles. The Funds and a separately managed account managed by the Investment Manager (the “SMA”) directly beneficially own the Common Stock (as defined below) reported in this Schedule 13D.

The Investment Manager may be deemed to beneficially own the Common Stock beneficially owned by the Funds and the SMA.

The IM General Partner may be deemed to beneficially own the Common Stock beneficially owned by the Investment Manager.

Page 11 of 17 pages

The AFM General Partner may be deemed to beneficially own the Common Stock beneficially owned by AFM.

The ASOF General Partner may be deemed to beneficially own the Common Stock beneficially owned by ASOF.

The ASOPI General Partner may be deemed to beneficially own the Common Stock beneficially owned by ASOPI.

Each Reporting Person disclaims beneficial ownership with respect to any Common Stock other than the Common Stock directly beneficially owned by such Reporting Person.

The principal business of each Fund is that of a private investment vehicle engaged in investing and trading in securities and financial instruments for its own account. The principal business of the Investment Manager is providing investment management services to the Funds and the SMA. The principal business of each General Partner is being the general partner of the Investment Manager or the applicable Fund, as applicable. The principal business address of the Reporting Persons is 2500 Westchester Ave., Suite 401, Purchase, NY 10577.

(d)–(e) During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration

The source and amount of funds including commissions used by the Reporting Persons in making their purchases of the shares of Common Stock beneficially owned by them are set forth below:

REPORTING PERSON	SOURCE OF FUNDS	AMOUNT OF FUNDS
AFM	Working Capital	$763,825.20
ASOF	Working Capital	$5,763,660.57
ASOPI	Working Capital	$24,930,221.93
ASPI	Working Capital	$3,000,000.00
Investment Manager (for SMA)	Working Capital of SMA	$8,212,292.30

One or more of the Reporting Persons may effect purchases of securities through margin accounts which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

ITEM 4.	Purpose of Transaction.

The Funds acquired the shares of Common Stock beneficially owned by them in the belief that such securities were an attractive investment.

Page 12 of 17 pages

On August 21, 2023, the Investment Manager sent a letter to the board of directors of the Issuer, a copy of which is attached hereto as Exhibit 2, and issued a press release regarding the same, a copy of which is attached hereto as Exhibit 3.

The Reporting Persons may have discussions with the Issuer’s management and members of the board of directors of the Issuer, and other stockholders of the Issuer, regarding the Issuer’s business, strategies and operations.

Except as set forth in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities (including without limitation plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D), to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5.	Interest in Securities of the Issuer.

(a)       As of the end of business on August 18, 2023, which is the business day before the filing date of this Schedule 13D, the Reporting Persons beneficially own:

(i)	AFM directly beneficially owns 1,870,736 shares of Common Stock (inclusive of 971,811 shares of Common Stock underlying derivative securities), representing 0.9% of all of the outstanding shares of Common Stock.

(ii)	ASOF directly beneficially owns 4,828,508 shares of Common Stock (inclusive of 971,811 shares of Common Stock underlying derivative securities), representing 2.2% of all of the outstanding shares of Common Stock.

(iii)	ASOPI directly beneficially owns 7,134,587 shares of Common Stock (inclusive of 971,811 shares of Common Stock underlying derivative securities), representing 3.3% of all of the outstanding shares of Common Stock.

(iv)	ASPI directly beneficially owns 971,811 shares of Common Stock (inclusive of 971,811 shares of Common Stock underlying derivative securities), representing 0.5% of all of the outstanding shares of Common Stock.

(v)	The Investment Manager, as the investment manager of the Funds and the SMA, and the IM General Partner, as the general partner of the Investment Manager, may be deemed to beneficially own the 21,574,039 shares of Common Stock beneficially owned by the Funds and the SMA (inclusive of 971,811 shares of Common Stock underlying derivative securities), representing 9.99% of all of the outstanding shares of Common Stock.

Page 13 of 17 pages

(vi)	The AFM General Partner, as the general partner of AFM, may be deemed to beneficially own the 1,870,736 shares of Common Stock beneficially owned by AFM, representing 0.9% of all of the outstanding shares of Common Stock.

(vii)	The ASOF General Partner, as the general partner of ASOF, may be deemed to beneficially own the 4,828,508 shares of Common Stock beneficially owned by ASOF, representing 2.2% of all of the outstanding shares of Common Stock.

(viii)	The ASOPI General Partner, as the general partner of ASOPI, may be deemed to beneficially own the 7,134,587 shares of Common Stock beneficially owned by ASOPI, representing 3.3% of all of the outstanding shares of Common Stock.

Each Reporting Person disclaims beneficial ownership of any shares of Common Stock other than the shares beneficially owned directly by such Reporting Person.

The foregoing beneficial ownership amounts and percentages give effect to provisions in the Issuer’s derivative securities that limit beneficial ownership of the Reporting Persons to 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of the derivative security (the “Beneficial Ownership Limitation”). The Reporting Persons, upon notice to the Issuer, may increase or decrease the Beneficial Ownership Limitation, provided that the Beneficial Ownership Limitation in no event exceeds 9.99% (or 19.99% in the case of the Series D Preferred Stock and the Series E Preferred Stock) of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon exercise of the derivative securities held by the Reporting Persons. Any increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Issuer. See Exhibits 4 through 8 hereto for a complete description of the Beneficial Ownership Limitations contained in the Issuer’s applicable derivative securities.

The percentage ownership of each Reporting Person is based on 212,899,281 shares of Common Stock outstanding as of June 30, 2023, and an additional 2,085,253 shares of Common Stock issued on August 1, 2023 pursuant to that certain Unit Purchase Agreement, dated as of August 1, 2023, by and among the Issuer, Nextridge, Inc., Greenspeed Energy Solutions, L.L.C., and the seller thereto, all as reported by the Issuer in its Form S-3 filed with the SEC on August 15, 2023.

(b)       AFM has, and each of the Investment Manager and the AFM General Partner may be deemed to have, the power to vote or direct the vote of and to dispose or direct the disposition of 1,870,736 shares of Common Stock reported herein. ASOF has, and each of the Investment Manager and the ASOF General Partner may be deemed to have, the power to vote or direct the vote of and to dispose or direct the disposition of 4,828,508 shares of Common Stock reported herein. ASOPI has, and each of the Investment Manager and the ASOPI General Partner may be deemed to have, the power to vote or direct the vote of and to dispose or direct the disposition of 7,134,587 shares of Common Stock reported herein. ASPI has, and the Investment Manager may be deemed to have, the power to vote or direct the vote of and to dispose or direct the disposition of 971,811 shares of Common Stock reported herein.

(c)       No transactions in the Common Stock have been effected by the Reporting Persons in the last sixty (60) days.

(d)       Not applicable.

Page 14 of 17 pages

(e)       Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Items 5 and 7.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit No.	Document

1.	Joint Filing Agreement

2.	Letter dated August 21, 2023 from the Investment Manager to the board of directors of the Issuer

3.	Press Release issued by the Investment Manager on August 21, 2023

4.	Form of Warrant issued to the May 2021 Investors (Incorporated by reference to Exhibit 4.8 to the Issuer’s Form S-1/A as filed on June 11, 2021)

5.	Form of Common Stock Purchase Warrant, dated December 17, 2021 (Incorporated by referenced to Exhibit 4.1 to the Issuer’s Form 8-K as filed on December 23, 2021)

6.	Amended and Restated Certificate of Designations of the Series C Preferred Stock, filed on February 25, 2022 (Incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-K as filed on March 3, 2022)

7.	Certificate of Designation of Preferences, Rights and Limitations of Series D Convertible Preferred Stock filed on June 30, 2022 (Incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-K as filed on July 7, 2022)

8.	Certificate of Designation of Preferences, Rights and Limitations of Series E Preferred Stock filed on March 27, 2023 (Incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-K as filed on March 31, 2023)

Page 15 of 17 pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: August 21, 2023

Arena Investors, LP

Arena Investors GP, LLC

Arena Finance Markets, LP

Arena Finance Markets GP, LLC

Arena Special Opportunities Fund LP

Arena Special Opportunities Fund (Onshore) GP, LLC

Arena Special Opportunities Partners I, LP

Arena Special Opportunities Partners (Onshore) GP, LLC

Arena Structured Private Investments (Cayman), LLC

By:	/s/ Lawrence Cutler

Name: Lawrence Cutler

Title: Authorized Signatory

Page 16 of 17 pages

EXHIBIT INDEX

Exhibit No.	Document

1.	Joint Filing Agreement

2.	Letter dated August 21, 2023 from the Investment Manager to the board of directors of the Issuer

3.	Press Release issued by the Investment Manager on August 21, 2023

4.	Form of Warrant issued to the May 2021 Investors (Incorporated by reference to Exhibit 4.8 to the Issuer’s Form S-1/A as filed on June 11, 2021)

5.	Form of Common Stock Purchase Warrant, dated December 17, 2021 (Incorporated by referenced to Exhibit 4.1 to the Issuer’s Form 8-K as filed on December 23, 2021)

6.	Amended and Restated Certificate of Designations of the Series C Preferred Stock, filed on February 25, 2022 (Incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-K as filed on March 3, 2022)

7.	Certificate of Designation of Preferences, Rights and Limitations of Series D Convertible Preferred Stock filed on June 30, 2022 (Incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-K as filed on July 7, 2022)

8.	Certificate of Designation of Preferences, Rights and Limitations of Series E Preferred Stock filed on March 27, 2023 (Incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-K as filed on March 31, 2023)

Page 17 of 17 pages